UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                      (Amendment No. 1 )* FINAL AMENDMENT

                        T.H. Lehman & Co., Incorporated
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                   525169-207
                                 (CUSIP Number)

                                 Michele Janner
                                  P.O. Box 90
                        Bellinzona, Switzerland, CH-6501
                               011-41-91-8206767
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 01, 2000
            (Date of Event which Requires Filing of this Statement)

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If  the  filing  person  has  previously  filed  a statement on Schedule 13G to
Report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be Deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP  No.:  525169-207
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    GREENWICH  SECURITIES  LTD             NONE  -  FOREIGN  ENTITY
--------------------------------------------------------------------------------
2  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP       (a)  [  ]
                                                                   (b)  [  ]
--------------------------------------------------------------------------------
3  SEC  USE  ONLY
--------------------------------------------------------------------------------
4  SOURCE  OF  FUNDS                                            WC
--------------------------------------------------------------------------------
5  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS           [  ]
   IS  REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)
--------------------------------------------------------------------------------
6  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION                     CAYMAN ISLANDS
--------------------------------------------------------------------------------
   NUMBER  OF  SHARES     |   7  SOLE  VOTING  POWER            -0-
    BENEFICIALLY          |-----------------------------------------------------
      OWNED  BY           |   8  SHARED  VOTING  POWER          -0-
        EACH              |-----------------------------------------------------
     REPORTING            |   9  SOLE  DISPOSITIVE  POWER       -0-
      PERSON              |-----------------------------------------------------
       WITH               |  10  SHARED  DISPOSITIVE  POWER     -0-
--------------------------------------------------------------------------------
11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH            -0-
    REPORTING  PERSON
--------------------------------------------------------------------------------
12  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)       [  ]
    EXCLUDES  CERTAIN  SHARES
--------------------------------------------------------------------------------
13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)    0%
--------------------------------------------------------------------------------
14  TYPE  OF  REPORTING  PERSON                                   CO
--------------------------------------------------------------------------------

Item  1.  Security and Issuer
          -------------------

     This statement relates to the Common Stock, no par value (the "Common Stock"), of T.H. Lehman & Co., Incorporated (the "Issuer"). Greenwich Securities LTD (the "Seller") has sold Common Stock of the Issuer.

     The principal executive offices of the Issuer are located at 4900 Woodway, Suite 650, Houston, Texas 77056.

Item  2.  Identity and Background
          -----------------------

     This statement is being filed by the Seller, which is a corporation organized under the laws of the Cayman Islands. It conducts its principal business operations from the Switzerland.

     The Seller is an open-end fund. The Seller commenced operations on June 04, 1984.

Item  3.  Source and Amount of Funds or Other Consideration
          -------------------------------------------------


     For good consideration, Greenwich Securities LTD sells 985,800 shares of Common Stock.

Item  4.  Purpose of Transaction
          ----------------------

     On September 01, 2000 Greenwich Securities LTD sold 985,800 shares of Common Stock.


Item  5.  Interest in Securities of the Issuer
          ------------------------------------

     On September 01, 2000 Greenwich Securities LTD has no interest in the Common Stock of T.H. Lehman & Co., Incorporated.

     Greenwich Securities LTD has no voting power nor dispositive power over the Common Stock.


Item  6.  Contracts,  Arrangements, Understandings or Relationships with Respect
          ----------------------------------------------------------------------
          to  Securities  of  the  Issuer
          -------------------------------

     Not  applicable.

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Item  7.  Materials to be Filed as Exhibits
          ---------------------------------

     None.


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

                                          GREENWICH  SECURITIES  LTD

                                          By  /s/  Dibo  Attar
                                              ----------------------
                                                    Signature
???  Date  ???

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